Deloitte & Touche LLP
Suite 1700
100 Peachtree Street
Atlanta, Georgia 30303-1911

August 11, 1997

Carson, Inc.
64 Ross Road
Savannah, GA 31405

Dear Sirs:

At your request, we have read the description included in your Form 10-Q for the quarter ended June 30, 1997 of the facts relating to the change in accounting for inventories from being valued at lower of Last-In, First-Out ("LIFO") cost or market to the lower of First-In, First-Out ("FIFO") cost or market. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Carson, Inc., that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Carson, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1996. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of Carson, Inc., or on the financial position, results of operations, or cash flows of Carson, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 1996.

Yours truly,


Deloitte & Touche LLP